UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-39111

XChange TEC.INC

(Registrant’s Name)

No. 801, Building 1, 1136 Xinzha Road

JingAn District, Shanghai, 200041

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

EXPLANATORY NOTE

This report on Form 6-K, including the exhibits hereof, is hereby incorporated by reference into the Registrant’s Registration Statement on Form F-3 initially filed with the U.S. Securities and Exchange Commission on July 27, 2021 (Registration No. 333-258187) and shall be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On April 23, 2025, XChange TEC.INC (the “Company”), MMTEC, Inc. (the “Seller”), a holder of certain Secured Promissory Note dated December 28, 2023 issued by the Company in the original principal amount of US$153,000,000 (the “Note”), and Infinity Asset Solutions Ltd., (the “Buyer”), entered into a Note Purchase Agreement (the “Agreement”), pursuant to which the Seller agrees to sell, transfer and assign to the Buyer, and the Buyer agrees to purchase from the Seller, a portion of the Note representing US$51,988,242.00 of the Outstanding Amount (as defined below), of which the unpaid principal is US$50,000,000.00 and the unpaid interest is US$1,988,242.00 as of the date of the Agreement. As of the date of the Agreement, the total amount of the unpaid principal and accrued and unpaid interest under the Note is US$153,738,529 (the “Outstanding Amount”).

A copy of the Agreement is attached to this report on Form 6-K as Exhibit 99.1.

EXHIBIT INDEX

Number	Description of Document
99.1	Note Purchase Agreement dated April 23, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XChange TEC.INC

By:	/s/ Zhichen Sun
Name:	Zhichen Sun
Title:	Chairman of the Board of Directors and Chief Executive Officer

Date: April 23, 2025

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